

DIVISION OF CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



02068209

DC
No Act
P.E. 12-20-02
1-02384

December 23, 2002

David B. Goldston
Assistant General Counsel
and Assistant Secretary
Office of Counsel
TRW Inc.
1900 Richmond Road
Cleveland, OH 44124

Act	1934
Section	
Rule	14A-8
Public Availability	12/23/2002

Re: TRW Inc.

Dear Mr. Goldston:

This is in regard to your letter dated December 20, 2002 concerning the shareholder proposal submitted by John Chevedden for inclusion in TRW's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that TRW will not have an annual meeting of security holders in 2003 because Northrop Grumman Corporation acquired TRW, and that TRW therefore withdraws its November 27, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Alex Shukhman
Attorney-Advisor

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453

TRW Inc.

1900 Richmond Road
Cleveland, OH 44124

Office of Counsel



November 27, 2002

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, NW
Mail Stop 4-2
Washington, DC 20549

Re: Exchange Act Rule 14a-8
Shareholder Proposal Submitted by John Chevedden for Inclusion in the 2003 Proxy Statement of TRW Inc.

Dear Sir or Madam:

On November 14, 2002, TRW Inc. ("TRW") received a proposed shareholder resolution and supporting statement (the "Proposal") from Mr. John Chevedden (the "Proponent") for inclusion in the Proxy Statement to be distributed to TRW shareholders in connection with its 2003 Annual Meeting. A copy of the Proposal is attached hereto as Exhibit A. The Proposal relates to a request for the TRW Board of Directors to redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote. Upon its receipt of the Proposal, TRW determined that the procedural requirements set forth in Rule 14a-8(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), had not been met. Specifically, the Proponent submitted his Rule 14a-8 proposal to TRW 10 days past November 4, 2002, the date set forth in TRW's 2002 Proxy Statement in accordance with Rule 14a-8(e) as the deadline by which shareholders are required to submit Rule 14a-8 proposals.

Please be advised that TRW has entered into an agreement and plan of merger, dated as of June 30, 2002, pursuant to which it is contemplated that TRW will be acquired by Northrop Grumman Corporation through a merger of Richmond Acquisition Corp., a wholly-owned subsidiary of Northrop Grumman, with and into TRW. The merger is described in more detail in the Joint Proxy Statement/Prospectus filed pursuant to Rule 424(b)(3) by Northrop Grumman on November 5, 2002. As was disclosed in the Joint Proxy Statement/Prospectus, TRW will not have an annual meeting in 2003 if the merger is completed. If the merger is not completed and TRW has an annual meeting in 2003, based on the Proponent's failure to timely submit the Proposal, I hereby notify you of TRW's intention to omit the Proposal from its 2003 proxy materials and request the Staff of the Division of Corporation Finance of the Securities and Exchange Commission to confirm that it will not recommend any type of enforcement action to the Commission if TRW does so.

In accordance with Rule 14a-8(j)(2) under the Exchange Act, the undersigned, on behalf of TRW, hereby files six copies of this letter and the Proposal. A copy of this letter and all of the exhibits to this letter are also being forwarded to the Proponent in accordance with Rule 14a-8(j)(1), as formal notice of TRW's intention to omit the Proposal from the proxy materials for its 2003 Annual Meeting. As authorized by Rule 14a-8(f) under the Exchange Act, TRW did not send a letter to the Proponent stating that it intended to exclude the Proposal from the Proxy Statement related to its 2003 Annual Meeting of Shareholders based on the deficiencies of his proposal because the failure to timely submit a Rule 14a-8 proposal is a deficiency that cannot be remedied.

Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (216) 291-7979, or, if I am unavailable, please call Chris Haffke, Counsel, Securities & Finance at (216) 291-7239.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



Kathleen A. Weigand
Assistant General Counsel and
Assistant Secretary

cc: William B. Lawrence
Mr. John Chevedden

Enclosures

H:\Law\Securities & Finance\PROXY 2003\Ltr SEC re Chevedden 11.2002.doc

EXHIBIT A

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453 310/371-7872

Mr. Philip Odeen
Chairman
TRW Inc. (TRW)
1900 Richmond Road
Cleveland, OH 44124
Phone: (216) 291-7000
Fax: (216) 291-7758
Email: jcantie.ir@trw.com

Dear Mr. Odeen,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

It is recommended the company not challenge this established topic proposal with the Securities and Exchange Commission. Securities and Exchange Commission Chairman Harvey L. Pitt, 2001-2002, said "lawyers who represent corporations serve shareholders, not corporate management."

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



11-13-02

John Chevedden
Shareholder

cc: W. Lawrence
Corporate Secretary
FX: 216/291-7629

Shareholder Vote regarding Poison Pills
This topic won an overall 60%-yes vote at 50 companies in 2002

This is to recommend that our Board of Directors redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Certain governance experts believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

This topic won an overall 60%-yes vote at 50 companies in 2002 based on yes-no votes cast.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds investing $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have redeemed existing poison pills or sought shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Airborne, Inc. Shareholders believe that our company should follow suit and allow shareholders a vote on this key issue.

Shareholder Vote regarding Poison Pills
This topic won an overall 60%-yes vote at 50 companies in 2002
Vote Yes

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
FX: 202/942-9525

December 3, 2002

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

TRW Inc. (TRW)
Investor Response to Company No Action Request
Poison Pill Topic

Ladies and Gentlemen:

The company said it received the rule 14a-8 proposal on November 14, 2002. This is prior to the approximate November 21, 2002 deadline calculated according to the 120-day rule. The company released its 2001 definitive proxy on March 21, 2001 and thus established an approximate November 21, 2002 deadline according to the 120-day rule. Additionally the company may need to answer to the Office of Chief Counsel for submitting false information (deadline earlier than November 21, 2002) in its 2002 definitive proxy.

Question 5: What is the deadline for submitting a proposal?
2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

TRW INC DEF 14A 20010321 raw htm

Should you question or disagree with issues in this letter, an opportunity is respectfully requested to confer with you prior to the determination of the Staff's position.

Sincerely,



John Chevedden

cc: Philip Odeen, Chairman

Shareholder Vote regarding Poison Pills
This topic won an overall 60%-yes vote at 50 companies in 2002

This is to recommend that our Board of Directors redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Certain governance experts believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

This topic won an overall 60%-yes vote at 50 companies in 2002 based on yes-no votes cast.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds investing $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have redeemed existing poison pills or sought shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Airborne, Inc. Shareholders believe that our company should follow suit and allow shareholders a vote on this key issue.

Shareholder Vote regarding Poison Pills
This topic won an overall 60%-yes vote at 50 companies in 2002
Vote Yes

TRW Inc.

1900 Richmond Road
Cleveland, OH 44124

Office of Counsel

VIA OVERNIGHT MAIL and
FACSIMILE (202) 942-9525



December 20, 2002

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Exchange Act Rule 14a-8
Shareholder Proposal Submitted by John Chevedden
for Inclusion in the 2003 Proxy Statement of TRW Inc.

Dear Sir or Madam:

On November 27, 2002, TRW Inc. submitted a letter (the "No-Action Request Letter") to you pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 related to a shareholder proposal received from Mr. John Chevedden (the "Proposal"). In our letter, we notified you that we intended to omit the Proposal from our 2003 proxy materials for the reasons stated in the letter, and requested the Staff of the Division of Corporation Finance of the Securities and Exchange Commission to confirm that it would not recommend any type of enforcement action to the Commission if we did so. In our letter we further advised you that TRW will not have an annual meeting of shareholders in 2003 if TRW is acquired by Northrop Grumman Corporation as contemplated by the agreement and plan of merger, dated as of June 30, 2002, by and among TRW, Northrop Grumman Corporation and Richmond Acquisition Corp., a wholly-owned subsidiary of Northrop Grumman.

Please be advised that on December 11, 2002 TRW was acquired by Northrop Grumman Corporation. As a result, TRW will not have a shareholders meeting in 2003. TRW Inc. therefore withdraws the No Action Request Letter. If you have any questions on this matter, please call me at (216) 291-7457 or, if I am unavailable, please call Chris Haffke, Counsel, Securities & Finance at (216) 291-7239.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



David B. Goldston
Assistant General Counsel and
Assistant Secretary

cc: Mr. John Chevedden
William B. Lawrence
Kathleen A. Weigand

H:\Law\Securities & Finance\PROXY 2003\Withdraw Letter re No Action Request - Chevedden.doc